N E W S R E L E A S E

April 11, 2012

Nevsun Announces Q1 2012 Bisha Operating Results

Q1 2012 OPERATING HIGHLIGHTS

  Mined 358,000 tonnes of ore at 4.07 g/t gold
  Produced 82,000 ounces of gold
  Maintain 2012 guidance of 190,000 to 210,000 ounces of gold production

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to announce strong production results of 82,000 ounces of gold for the quarter ending March 31, 2012. Gold production in the quarter was above expectations due to several factors, including a drawdown of gold-in-circuit in the processing plant in preparation for a mill reline and higher than anticipated grades in portions of the high grade stockpile. We reiterate our full year 2012 production guidance of 190,000 to 210,000 ounces of gold production.

A summary of the Company’s first quarter operating results are as follows:

For the three month periods ended March 31,
	2012	2011
Mining
Ore mined, tonnes	358,000	475,000
Mined grade, g/t	4.07	5.65
Waste mined, tonnes	2,401,000	2,309,000
Strip ratio	6.7	4.9
Copper phase prestrip, tonnes	1,294,000	-
Milling
Ore milled, tonnes	430,000	461,000
Feed grade, g/t	6.58	6.18
Processing
Recovery % of gold	86%	88%
Gold in doré, ounces poured	82,000	75,000
Sales
Gold ounces sold	83,080	72,500

The mine performed well in the quarter, producing expected total tonnage and gold head grade.   The costs associated with the removal of copper phase prestrip are deferred for accounting purposes.

The reduction in mined head grade for Q1 2012 compared to Q1 2011 is according to plan and fits with the Company’s guidance on 2012 production.  Q1 2012 plant tonnage was lower than the same period in the prior year due mostly to changing ore characteristics and to lower plant availability. The reduced milling was offset by higher than budgeted gold grades for the quarter. Gold recoveries in Q1 2012 decreased compared to the same period in 2011 due to changing ore characteristics. The lower recovery rate is expected to continue throughout 2012.

Full financial results will be released in mid-May 2012.

Forward Looking Statements: The above contains forward-looking statements regarding future gold production, future gold recoveries, gold production grades, future copper phase expansion and timing of copper production. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, metal price volatility, share price volatility, operational risks, uncertainties in estimating mineralization, future expenses and revenues, political and country risk, regulatory risk, production forecast risk, the securities class action recently filed against the Company and those other risks described in the Company’s most recent Annual Information Form and Management Discussion and Analysis of the Company filed with Canadian securities regulators and are available at www.sedar.com, which have also been filed or submitted to the U.S. Securities and Exchange Commission on Form 40-F or Form 6-K and are available at www.sec.gov.  In addition, the Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industry in which the Company operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no intention or obligation to update or revise such forward-looking statements whether as result of new information, future events or otherwise, except as required under applicable securities regulation.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com